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						UNITED STATES
				SECURITIES AND EXCHANGE COMMISSION
					Washington, D.C. 20549

						SCHEDULE 13D
			Under the Securities Exchange Act of 1934
					  (Amendment No. *)

					Westmoreland Coal Company
					   (Name of Issuer)

						Common Stock
				(Title of Class of Securities)

						960878304
					   (CUSIP Number)

				  Christopher J. Rupright, Esq.
				 Shartsis Friese & Ginsburg LLP
				 One Maritime Plaza, 18th Floor
					San Francisco, CA 94111
					(415) 421-6500
	  (Name, Address and Telephone Number of Person Authorized to
			  Receive Notices and Communications)

						June 15, 1998
		(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1746 (10-97)

CUSIP No. 960878304								Page 2 of 8 Pages

---------------------------------------------------------------------------
1	NAME OF REPORTING PERSON
	IRS IDENTIFICATION NO. OF ABOVE PERSON

	Lonestar Partners, L.P.
---------------------------------------------------------------------------
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a)		/X/
												(b)		/ /
---------------------------------------------------------------------------
3	SEC USE ONLY
---------------------------------------------------------------------------
4	SOURCE OF FUNDS*

	WC
---------------------------------------------------------------------------
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS 2(d) or 2(e)										/ /
---------------------------------------------------------------------------
6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware
---------------------------------------------------------------------------
     NUMBER OF			7	SOLE VOTING POWER
	 SHARES				-0-
   BENEFICIALLY		--------------------------------------------------
	OWNED BY			8	SHARED VOTING POWER
	  EACH				531,746
    REPORTING			--------------------------------------------------
	 PERSON			9	SOLE DISPOSITIVE POWER
	  WITH				-0-
					--------------------------------------------------
					10	SHARED DISPOSITIVE POWER
						531,746
---------------------------------------------------------------------------
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	531,746
---------------------------------------------------------------------------
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
														/ /
---------------------------------------------------------------------------
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
	7.4
---------------------------------------------------------------------------
14	TYPE OF REPORTING PERSON*
	PN

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CUSIP No. 960878304								Page 3 of 8 Pages

---------------------------------------------------------------------------
1	NAME OF REPORTING PERSON
	IRS IDENTIFICATION NO. OF ABOVE PERSON

	Jerome L. Simon
---------------------------------------------------------------------------
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a)		/X/
												(b)		/ /
---------------------------------------------------------------------------
3	SEC USE ONLY
---------------------------------------------------------------------------
4	SOURCE OF FUNDS*

	AF
---------------------------------------------------------------------------
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS 2(d) or 2(e)										/ /
---------------------------------------------------------------------------
6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States
---------------------------------------------------------------------------
     NUMBER OF			7	SOLE VOTING POWER
	 SHARES				-0-
   BENEFICIALLY		--------------------------------------------------
	OWNED BY			8	SHARED VOTING POWER
	  EACH				531,746
    REPORTING			--------------------------------------------------
	 PERSON			9	SOLE DISPOSITIVE POWER
	  WITH				-0-
					--------------------------------------------------
					10	SHARED DISPOSITIVE POWER
						531,746
---------------------------------------------------------------------------
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	531,746
---------------------------------------------------------------------------
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
														/ /
---------------------------------------------------------------------------
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
	7.4
---------------------------------------------------------------------------
14	TYPE OF REPORTING PERSON*
	IA and IN

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CUSIP No. 960878304								Page 4 of 8 Pages

ITEM 1.	SECURITY AND ISSUER.

This statement relates to shares of Common Stock (the "Stock") of Westmoreland Coal Company ("WCC"). The principal executive office of WCC is located at 2 North Cascade Ave., 14th Floor, Colorado Springs, CO 80903-1614.


ITEM 2.	IDENTITY AND BACKGROUND.

The persons filing this statement and the persons enumerated in Instruction C of Schedule 13D and, where applicable, their respective places of organization, general partners, directors, executive officers and controlling persons, and the information regarding them, are as follows:

	(a)	Lone Star Partners, L.P., a Delaware limited partnership ("LP")
and Jerome L. Simon ("Simon").

	(b)	The business address of LP and Simon is 735 Montgomery St., Suite
400, San Francisco, CA  94111.

	(c)	Simon is the investment adviser to and general partner of LP, which is an investment limited partnership.

	(d)	During the last five years, none of such persons has been
convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

	(e)	During the last five years, none of such persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

	(f)	Simon is a citizen of the United States of America.

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CUSIP No. 960878304								Page 5 of 8 Pages

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The source and amount of funds used in purchasing the Stock were as follows:


Purchaser		Source of Funds			Amount

LP			Working Capital			$911,492.68
Simon (1)		Funds Under Manager		$911,492.68

(1)	Includes funds of LP invested in Stock.


ITEM 4.	PURPOSE OF TRANSACTION.

The Reporting Persons have purchased the Stock for investment purposes. Simon is the co-chairman of the Official Committee of Equity Security Holders (the "Equity Committee"), formed in connection with WCC's bankruptcy proceeding in the United States Bankruptcy Court for the District of Colorado (the "Court"). As such, Simon may influence control of WCC through the Equity Committee. For example, the Equity Committee has applied to the Court for an order converting cases in the Court regarding WCC to cases under Chapter 7 of the United States Bankruptcy Code.

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CUSIP No. 960878304								Page 6 of 8 Pages


ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

The beneficial ownership of the Stock of the persons named in Item 2 of this statement is as follows at the date hereof:


		Aggregate
		Beneficially
		Owned			Voting Power	Dispositive Power
Name 	Number	Percent	Sole	Shared	Sole	Shared

LP		531,746	7.4		-0-	531,746	-0-	531,746
Simon	531,746	7.4		-0-	531,746	-0-	531,746



The persons filing this statement effected the following transactions in the Stock on the dates indicated, and such transactions are the only transactions in the Stock by the persons filing this statement since April 15, 1998:

		Purchase			Number		Price
Name		or Sale	Date		of Shares		Per Share

LP		S		6-5-98	23,000		1.3750
LP		S*		6-11-98	 2,000		8.0000
LP		S		6-11-98	 2,500		0.8125
LP		P*		6-12-98	15,000		5.6333
LP		P		6-12-98	80,000		0.1663
LP		P		6-15-98	50,000		0.2834
LP		P		6-16-98	31,800		0.2800
LP		P*		6-29-98	 7,000		5.6125
LP		P*		6-30-98	10,000		4.8838
LP		P*		7-2-98	 5,000		4.7900
LP		P*		7-6-98	 8,300		4.7900
LP		P*		7-16-98	30,000		5.3000
LP		P*		7-28-98	 2,500		8.0600
LP		P		7-28-98	 2,500		1.1038

*	Denotes transaction in Depository Shares of WCC representing 1/4 of a
Share of Series A Convertible Exchangeable Preferred Stock of WCC, each share of which is convertible into 1.708 shares of Stock.

All transactions were executed through the over the counter market.


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CUSIP No. 960878304								Page 7 of 8 Pages


ITEM. 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH
RESPECT TO SECURITIES OF THE ISSUER.

Simon is the general partner of WCC pursuant to a limited partnership agreement providing to Simon the authority, among other things, to invest the funds of WCC in Stock, to vote and dispose of Stock and to file this statement on behalf of WCC. Pursuant to such limited partnership agreement, the general partner of WCC is entitled to allocations based on assets under management and realized and unrealized gains.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

A.	Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G.

SIGNATURES

	After reasonable inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

DATED:	September 2, 1998.


Lonestar Partners, L.P.


By: /s/ Jerome S. Simon      		/s/ Jerome L. Simon
	Jerome L. Simon,			Jerome L. Simon
	General Partner



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CUSIP No. 960878304								Page 8 of 8 Pages


												EXHIBIT A

AGREEMENT REGARDING JOINT FILING
OF STATEMENT ON SCHEDULE 13D OR 13G

The undersigned agree to file jointly with the Securities and Exchange Commission (the "SEC") any and all statements on Schedule 13D or Schedule 13G (and any amendments or supplements thereto) required under section 13(d) of the Securities Exchange Act of 1934, as amended, in connection with purchases by the undersigned of common stock of Westmoreland Coal Company. For that purpose, the undersigned hereby constitute and appoint Jerome L. Simon as their true and lawful agent and attorney-in-fact, with full power and authority for and on behalf of the undersigned to prepare or cause to be prepared, sign, file with the SEC and furnish to any other person all certificates, instruments, agreements and documents necessary to comply with section 13(d) and section 16(a) of the Securities Exchange Act of 1934, as amended, in connection with said purchases, and to do and perform every act necessary and proper to be done incident to the exercise of the foregoing power, as fully as the undersigned might or could do if personally present.

DATED:  September 2, 1998.

Lonestar Partners, L.P.


By: /s/ Jerome L. Simon		/s/ Jerome L. Simon
	Jerome L. Simon,			Jerome L. Simon
	General Partner


Simon 13D\1006245